3:
Exhibit 2: Income Statement (NIne Months Ended September 30, 2004)

		Ch$ millions		US$ millions (1)
		30-September-04	30-September-03	30-September-04	30-September-03	% Change

Net sales		292,385	271,129	480.2	445.3	7.8%

Cost of goods sold		(143,100)	(139,750)	(235.0)	(229.5)	2.4%
	% of sales	48.9%	51.5%	48.9%	51.5%

Gross profit		149,285	131,379	245.2	215.8	13.6%
	% of sales	51.1%	48.5%	51.1%	48.5%

SG&A		(113,515)	(107,006)	(186.4)	(175.7)	6.1%
	% of sales	38.8%	39.5%	38.8%	39.5%

Operating income		35,770	24,373	58.7	40.0	46.8%
	% of sales	12.2%	9.0%	12.2%	9.0%

Non-operating result
	Financial income	100	2,211	0.2	3.6	-95.5%
	Equity in NI of rel. companies	73	19,981	0.1	32.8	-99.6%
	Other non-operating income	621	941	1.0	1.5	-34.0%
	Amortization of goodwill	(1,700)	(1,786)	(2.8)	(2.9)	4.8%
	Interest expense	(4,600)	(4,016)	(7.6)	(6.6)	-14.5%
	Other non-operating expenses	(1,167)	(2,309)	(1.9)	(3.8)	49.4%
	Price level restatement	939	3,186	1.5	5.2	-70.5%
	Currency exchange result	(1,028)	(1,080)	(1.7)	(1.8)	4.8%
	Total	(6,761)	17,128	(11.1)	28.1	NM

Income before taxes		29,009	41,501	47.6	68.2	-30.1%
	Income taxes	(6,576)	(4,066)	(10.8)	(6.7)	61.7%
	Tax rate	22.7%	9.8%	22.7%	9.8%

Minority interest		(626)	(814)	(1.0)	(1.3)	-23.1%

Amort. of negative goodwill		32	35	0.1	0.1	-9.4%

Net income		21,839	36,656	35.9	60.2	-40.4%
	% of sales	7.5%	13.5%	7.5%	13.5%

Earnings per share		68.57	115.09	0.11	0.19	-40.4%
Earnings per ADR		342.84	575.45	0.56	0.95

Weighted avg. shares (millions)		318.5	318.5	318.5	318.5

Depreciation		28,916	30,376	47.5	49.9	-4.8%
Amortization		1,392	1,425	2.3	2.3	-2.3%
EBITDA		66,078	56,174	108.5	92.3	17.6%
	% of sales	22.6%	20.7%	22.6%	20.7%

Capital expenditures		18,462	15,412	30.3	25.3	19.8%

(1) Exchange rate: US$1.00 = Ch$608.90